North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

		June 30	December 31
	Notes	2012	2011
ASSETS
Current Assets
Cash		$23,886	$50,935
Accounts receivable	4	84,494	73,048
Taxes receivable		4,930	4,602
Inventories	5	19,226	20,046
Other assets	6	6,176	11,255
Total Current Assets		138,712	159,886
Non-current Assets
Mining interests	7	339,303	256,159
Total Non-current Assets		339,303	256,159
Total Assets		$478,015	$416,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$49,461	42,436
Credit facility	4	15,287	-
Current portion of obligations under finance leases	9	4,224	2,428
Provisions		1,000	1,000
Taxes payable		715	715
Current derivative liability		2,589	4,875
Total Current Liabilities		73,276	51,454
Non-current Liabilities
Income taxes payable		2,648	2,648
Asset retirement obligations	8	20,021	20,881
Obligations under finance leases	9	11,747	2,104
Long-term debt		67,029	65,698
Deferred mining tax liability		4,996	4,264
Total Non-current Liabilities		106,441	95,595
Shareholders’ Equity
Common share capital and purchase warrants	11	773,058	740,888
Stock options and related surplus		8,972	7,859
Contributed surplus		8,873	8,873
Deficit		(492,605)	(488,624)
Total Shareholders’ Equity		298,298	268,996
Total Liabilities and Shareholders’ Equity		$478,015	$416,045

Commitments and contingencies – Notes 13 and 16

Subsequent events – Note 19

See accompanying notes to the consolidated financial statements

1 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and

Comprehensive Income (loss)

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2012	2011	2012	2011
Revenue	14	$40,565	$51,398	$85,147	$88,112

Mining operating expenses
Production costs		27,214	28,783	54,765	59,210
Smelting, refining and freight costs		3,762	2,136	6,740	3,575
Royalty expense		1,471	1,899	3,065	3,025
Depreciation and amortization		4,931	4,940	8,867	9,105
Gain on disposal of equipment		(189)	(242)	(268)	(242)
Gold mine closure, care and maintenance costs		274	-	1,351	-
Other		734	-	734	-
Total mining operating expenses		38,197	37,516	75,254	74,673
Income from mining operations		2,368	13,882	9,893	13,439

Other expenses
Exploration		3,969	6,134	7,972	9,973
General and administration		3,157	3,061	6,486	6,540
Interest income	15	(2,643)	(1,204)	(2,716)	(1,855)
Interest expense and other costs	15	1,296	167	2,350	406
Foreign exchange (gain) loss		(258)	123	(39)	283
Total other expenses		5,521	8,281	14,053	15,347
Income (loss) before taxes		(3,153)	5,601	(4,160)	(1,908)
Income and mining tax recovery (expense)		100	(221)	179	(3,033)
Income (loss) and comprehensive income (loss) for the period		$(3,053)	$5,380	$(3,981)	$(4,941)
Income (loss) per share
Basic		$(0.02)	$0.03	$(0.02)	$(0.03)
Diluted		$(0.03)	$0.03	$(0.04)	$(0.03)
Weighted average number of shares outstanding
Basic	11(f)	170,644,946	162,408,842	166,784,892	161,309,680
Diluted	11(f)	170,651,251	163,354,020	166,811,263	161,309,680

See accompanying notes to the consolidated financial statements

2 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2012	2011	2012	2011
Cash provided by (used in)
Operations
Net income (loss) for the period		$(3,053)	$5,380	$(3,981)	$(4,941)
Gold mine reclamation expenditures		-	-	(1,448)	-
Operating items not involving cash
Depreciation and amortization		4,931	4,940	8,867	9,105
Accretion expense	15	1,047	84	1,611	169
Deferred income and mining tax expense (recovery)		(287)	84	732	(1,179)
Share-based compensation and employee benefits		908	1,051	1,735	1,790
Other		127	(182)	378	(155)
		3,673	11,357	7,894	4,789
Changes in non-cash working capital	17	(3,002)	(7,236)	(2,472)	4,202
		671	4,121	5,422	8,991
Financing Activities
Issuance of common shares and warrants, net of issue costs	11	32,904	(14)	32,904	61,788
Credit facility	4	15,287	-	15,287	-
Finance lease facility	9	-	-	11,239	-
Repayment of obligations under finance leases	9	(1,411)	(491)	(2,591)	(994)
Interest paid		(370)	(39)	(3,962)	(87)
Mine reclamation deposit		-	8,437	-	8,437
		46,410	7,893	52,877	69,144
Investing Activities
Additions to mining interests	7	(40,746)	(41,363)	(85,670)	(82,507)
Proceeds on disposal of mining interests		243	452	322	452
		(40,503)	(40,911)	(85,348)	(82,055)
Increase (decrease) in cash		6,578	(28,897)	(27,049)	(3,920)
Cash, beginning of period		17,308	100,136	50,935	75,159
Cash, end of period		$23,886	$71,239	$23,886	$71,239

See accompanying notes to the consolidated financial statements

3 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

(unaudited)

	Notes	Number of shares	Capital stock	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2011	11	154,653,275	$697,674	$5,596	$5,113	$5,537	$(423,470)	$290,450
Common shares issued:
Private placement of flow-through shares, net of issue costs	11(d)	2,667,000	20,592	-	-	-	-	20,592
Premium on issuance of flow-through shares		-	(1,840)					(1,840)
Warrants:
Warrants exercised	11(b)	5,009,986	21,292	-	-	-	-	21,292
Fair value of warrants exercised		-	1,222		(1,239)	14		(3)
Stock based compensation:
Stock options exercised	11(e)	29,169	127	-	-	-	-	127
Fair value of options exercised		-	72	(72)				-
Stock-based compensation expense	11(c)	58,245	375	1,415	-	-	-	1,790
Net loss and comprehensive loss for the six months ended June 30, 2011		-	-	-	-	-	(4,941)	(4,941)
Balance, June 30, 2011		162,417,675	$739,514	$6,939	$3,874	$5,551	$(428,411)	$327,467

Balance, January 1, 2012		162,851,432	$740,888	$7,859	-	$8,873	$(488,624)	$268,996
Common shares issued:
Private placement of flow-through shares, net of issue costs	11(d)	11,300,000	32,904	-	-	-	-	32,904
Premium on issuance of flow-through shares		-	(1,356)	-	-	-	-	(1,356)
Stock based compensation:
Stock-based compensation expense	11(c)	235,389	622	1,113	-	-	-	1,735
Net loss and comprehensive loss for the six months ended June 30, 2012		-	-	-	-	-	(3,981)	(3,981)
Balance, June 30, 2012		174,386,821	$773,058	$8,972	-	$8,873	$(492,605)	$298,298

See accompanying notes to the consolidated financial statements

4 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

(unaudited)

1.	NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP” or “the Company”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The Company’s 100%-owned subsidiaries are Lac des Iles Mines Ltd. (“LDI”) and NAP Quebec Mines Ltd. (“NAP Quebec”).

NAP’s flagship operation is the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method.

The Company is incurring additional exploration expenditures on other palladium opportunities at LDI, including the Cowboy, Outlaw and Sheriff zones that are adjacent to the underground operations.

The Company also owns the Vezza gold mine located north of Val D’or, Quebec. The Company’s other Québec-based properties consist of Discovery, Flordin, Cameron Shear, Florence, Laflamme, Dormex and Harricana.

The condensed interim consolidated financial statements for the Company as at June 30, 2012 and for the three and six month periods ended June 30, 2012 include the Company and its subsidiaries (collectively referred to as “the Company”).

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these interim financial statements, including IAS 34, Interim Financial Reporting.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of August 8, 2012, the date the Board of Directors approved the condensed interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2012 could result in restatement of these condensed interim consolidated financial statements.

These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the condensed interim consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.
(ii)	Financial instruments at fair value through profit or loss are measured at fair value.
(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s and each of its subsidiaries’ functional currency. All financial information is expressed in thousands of Canadian dollars, except share and per share amounts.

5 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

Use of Estimates and Judgments

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 8 – Asset retirement obligations and reclamation costs

Note 11 – Shareholders’ equity

Note 12 – Financial Instruments

Note 14 – Revenue from metal sales

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

(i)	Asset carrying values may be affected due to changes in estimated future cash flows;
(ii)	Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;
(iii)	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and
(iv)	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note 7 – Mining interests

Note 16 – Contingencies

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2011 have been applied consistently by all Company’s entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

6 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

Mining Interests - Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs generate a future economic benefit by providing (i) access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). For production phase stripping costs that are expected to generate a future economic benefit, the current period stripping costs are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs are expected to provide a future economic benefit.

Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived. Capitalized open pit mine development costs are depreciated using the unit of production method over the life of the ore body to which accessibility has been improved by the stripping activity.

Adoption of New Accounting Standards

In addition to the initial adoption of IFRSs in effect at the January 1, 2010 transition date and any amendments effective on or before January 1, 2012, the following new accounting standards have been adopted by the Company.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. This update is effective for years beginning on or after July 1, 2011. Where applicable, disclosures in these condensed interim consolidated financial statements have been prepared in accordance with the Company’s adoption of this standard.

New Standards and Interpretations Not Yet Adopted

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities

IFRS 10, IFRS 11 and IFRS 12 have been amended to clarify the date of initial application of IFRS 10 and require certain disclosures under IFRS 12 on transition. The standards, as amended, are effective for years beginning on or after January 1, 2013.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At June 30	At December 31
	2012	2011
Accounts receivable	$78,067	$71,097
Unrealized gain on financial contracts[1]	6,427	1,951
Accounts receivable	$84,494	$73,048

[1]	As at June 30, 2012, a total of 91,300 ounces of past palladium production and 5,385 ounces of past gold production delivered and sold to the smelter, was priced using forward prices for the month of final settlement at an average price of $661 per ounce of palladium and $1,690 per ounce of gold (December 31, 2011 – 69,500 ounces at an average price of $697 per ounce).

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the June 30, 2012 forward metal prices for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

7 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

All of the accounts receivable are due from two customers at June 30, 2012 (December 31, 2011 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 14.

Accounts receivable has been pledged as security against a one-year US$60.0 million credit agreement with a Canadian chartered bank, which is to be used for working capital liquidity and general corporate purposes. Under the credit agreement, the Company utilized US$16.2 million for letters of credit primarily for reclamation deposits and has taken a drawdown of US$15.0 million, leaving US$28.8 million available at June 30, 2012.

5.	INVENTORIES

Inventories consist of the following:

	At June 30	At December 31
	2012	2011
Supplies	$12,742	$11,209
Gold inventory[1]	4,091	6,209
Crushed and broken ore stockpiles[2]	2,393	2,628
Total	$19,226	$20,046

[1]	Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.
[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of ore stockpiles that is not expected to be processed within one year, if any, is shown as a long-term asset.

All inventory amounts are carried at cost for the periods presented with the exception of gold inventories which are written down to net realizable value.

Supplies inventory of $7,213 (2011 – $5,370) were recognized as an expense during the three months ended June 30, 2012 and $15,217 during the six months ended June 30, 2012 (2011 - $13,012).

6.	OTHER ASSETS

Other assets consist of the following:

	At June 30	At December 31
	2012	2011
Prepaids	$1,174	$695
Sales taxes receivable	4,703	8,501
Receivable from Ministry of Natural Resources[1]	-	1,769
Other	299	290
	$6,176	$11,255

[1]	In 2011, the Company issued a letter of credit related to the Sleeping Giant mine and mill closure plan, replacing the mine closure deposit. The Ministry of Natural Resources acknowledged receipt of the letter of credit in 2011 and the cash proceeds were received in the first quarter of 2012.

8 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

7.	MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease[2]	Mining Leases and claims, royalty interest, and development	Exploration properties	Total
Carrying amounts
As at December 31, 2011	$36,215	$163,903	$6,136	$11,198	$38,707	$256,159
As at June 30, 2012	$36,657	$218,411	$18,155	$11,211	$54,869	$339,303

[1]	For the six months ended June 30, 2012, $3,330 (year ended December 31, 2011 - $1,573) of interest costs on long-term debt was capitalized to mining interests.
[2]	During the first quarter of 2012, the Company established a $15.0 million finance lease facility to fund equipment for the LDI mine expansion, of which $11.2 million ($10.6 million, net of repayments) had been utilized as at June 30, 2012. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. Refer to note 9.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment are pledged as security for credit agreement arrangements and Senior secured lenders.

8.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

Asset retirement obligations are comprised of the following as at June 30, 2012:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine	2020	$14,335	$12,997	$12,974	$16,423
Sleeping Giant mill[1]	2021	4,563	-	1,875	5,354
Sleeping Giant mine	2012	668	-	-	668
Vezza gold mine	2021	455	1,920	-	537
		$20,021	$14,917	$14,849	$22,982

[1]	The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill are inclusive of the requirements for the Sleeping Giant mine and the Vezza gold mine. Including a letter of credit for Shebandown West project, the total letters of credit outstanding are $15,166.

Asset retirement obligations are comprised of the following as at December 31, 2011:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine	2020	$13,905	$12,997	$8,466	$16,312
Sleeping Giant mill[1]	2021	4,426	-	1,769	5,360
Sleeping Giant mine	2012	2,116	-	-	1,448
Vezza gold mine	2021	434	1,920	-	533
		$20,881	$14,917	$10,235	$23,653

[1]	The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill are inclusive of the requirements for the Sleeping Giant mine and the Vezza gold mine. Including a letter of credit for Shebandowan West project, the total letters of credit outstanding are $10,552.

9 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At June 30	At December 31
	2012	2011
Inflation	2.00	2.00
Market risk	5.00	5.00
Discount rate	1.62	1.84

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements. During the period, the mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions.

9.	LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 7 under the category of equipment under finance leases.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	June 30, 2012			December 31, 2011
	Future minimum lease payments	Interest	Present Value of minimum lease payments	Future minimum lease payments	Interest	Present Value of minimum lease payments
Less than one year	$5,014	$790	$4,224	$2,677	$249	$2,428
Between one and five years	13,057	1,310	11,747	2,228	124	2,104
More than five years	-	-	-	-	-	-
	$18,071	$2,100	$15,971	$4,905	$373	$4,532
Less current portion			4,224			2,428
			$11,747			$2,104

During the first quarter of 2012, the Company established a $15.0 million finance lease facility to fund equipment for the LDI mine expansion, of which $11.2 million ($10.6 million, net of repayments) had been utilized as at June 30, 2012. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. See note 7.

10.	RELATED PARTY TRANSACTIONS

At the respective reporting dates, the Company’s subsidiaries are as follows:

	Ownership interest
	Country of	At June 30	At December 31
	incorporation	2012	2011
LDI	Canada	100%	100%
NAP Quebec	Canada	100%	100%

10 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

11.	SHAREHOLDERS’ EQUITY

(a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)	Common share purchase warrants

The changes in issued common share purchase warrants for the period end are summarized below:

	As at June 30 2012		As at December 31 2011
	Warrants	Amount	Warrants	Amount
Balance beginning of period	-	$-	13,837,924	$5,113
Issued pursuant to unit offerings, net of issue costs	-	-	-	-
Warrants exercised	-	-	(5,009,986)	(1,239)
Warrants expired	-	-	(8,827,938)	(3,874)
Balance, end of period	-	$-	-	$-

In September 2009, the Company completed an equity offering for total net proceeds of $46.5 million. In October 2009, the Company issued additional units for total net proceeds of $7.1 million. On December 8, 2010 the Company announced the acceleration of the expiry of the Series A warrants to January 14, 2011. During the first quarter of 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants. Total proceeds of $38.8 million were received from the exercise of Series A warrants and 67,938 Series A warrants were not exercised prior to expiry.

On April 28, 2010, the Company completed an equity offering of 20,000,000 units at a price of $5.00 per unit for total net proceeds of $94.2 million (issue costs $5.8 million). As at December 31, 2010, 1,240,000 Series B warrants were exercised for total proceeds of $8.1 million. On October 28, 2011, the remaining Series B warrants expired unexercised.

(c)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. The Company is required to make contributions on a quarterly basis equivalent to 3% of eligible employees’ base compensation and up to an additional 2% matching, per employee per annum, made either in cash or treasury shares of the Company. The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Corporate Stock Option Plan and other securities-based compensation plans. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the three months ended June 30, 2012, the Company contributed 125,882 shares with a fair value of $339 (2011 – 38,278 shares with a fair value of $239) and for the six months ended June 30, 2012, 235,389 shares with a fair value of $622 (2011 – 58,245 shares with a fair value of $375) were contributed.

(d)	Flow-through share offering

On February 18, 2011, the Company issued 2,667,000 in flow-through common shares for net proceeds of $20.6 million. In 2011, the Company spent the required $22.0 million gross proceeds on Canadian exploration expenses.

On April 30, 2012, the Company issued 11,300,000 flow-through common shares at a price of $3.10 per share for net proceeds of $32.9 million. The Company is required to spend the gross proceeds of $35.0 million on eligible exploration and mine expansion development expenditures, which are expected to be renounced to investors for the 2012 tax year. As at June 30, 2012, $6.8 million was spent.

11 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

(e)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Group Retirement Savings Plan and other securities-based compensation plans. As at June 30, 2012, 4,307,717 options (December 31, 2011 – 5,853,717 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	June 30, 2012		December 31, 2011
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,644,583	$4.43	3,847,833	$4.22
Granted	1,757,000	$2.83	273,000	$5.45
Exercised	-	-	(317,919)	$2.13
Cancelled	(110,000)	$5.06	(158,331)	$5.73
Expired	(101,000)	$11.90	-	-
Outstanding, end of period	5,190,583	$3.73	3,644,583	$4.43
Options exercisable at end of period	2,363,263	$3.75	2,439,925	$4.06

For the year ended December 31, 2011, the weighted average share price on the dates common share purchase options were exercised was $3.57.

The following table summarizes information about the Company’s stock options outstanding at June 30, 2012:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at June 30, 2012	Options Exercisable at June 30, 2012
$1.85-2.50	4.14	774,750	774,750
$2.50-3.00	4.61	1,927,000	133,334
$3.00-6.00	3.88	1,201,666	843,339
$6.00-10.50	4.23	1,287,167	611,840
	4.27	5,190,583	2,363,263

12 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

The fair value of options granted during the six months ended June 30, 2012 and the year ended December 31, 2011 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	June 30	December 31
	2012	2011
Awards granted	1,757,000	273,000
Weighted average fair value of awards	$1.24	$2.91
Pre-vest forfeiture rate	13%	14%
Grant price	$2.83	$5.45
Market price	$2.54	$5.53
Volatility	65%	65%
Risk free rate	1.25%	2.04%
Dividend yield	0%	0%
Expected life (in years)	4.4	4.3

(f)	Reconciliation of the diluted number of shares outstanding:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Net income (loss) available to common shareholders	$(3,053)	$5,380	$(3,981)	$(4,941)
Effect of dilutive securities	(2,411)	-	(2,411)	-
Adjusted net income (loss) available to common shareholders	$(5,464)	$5,380	$(6,392)	$(4,941)
Weighted average number of shares outstanding	170,644,946	162,408,842	166,784,892	161,309,680
Effect of dilutive securities	6,305	945,178	26,371	-
Weighted average diluted number of shares outstanding	170,651,251	163,354,020	166,811,263	161,309,680
Diluted net income (loss) per share	$(0.03)	$0.03	$(0.04)	$(0.03)

Subsequent to the quarter end, the Company announced an offering of convertible debentures. The calculation of the weighted average number of shares outstanding and the net profit or net loss to common shareholders will be impacted in future periods upon the assumed conversion of the convertible debentures. Refer to note 19.

(g)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit (“RSU”) Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at June 30, 2012, 237,871 (December 31, 2011 – 129,418) restricted share units had been granted and were outstanding at an aggregate value of $339 (December 31, 2011 – $237).

13 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

(h)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense:

	Three months ended	Six months ended	Year ended
	June 30, 2012	June 30, 2012	December 31, 2011
Registered retirement savings plan	$339	$622	$841
Common share purchase options	573	1,113	2,563
Restricted share units	(37)	168	135
	$875	$1,903	$3,539

12.	FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, current derivative assets or liabilities, obligations under finance leases, provisions and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under finance leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of RSUs are determined as described in note 11.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to declining palladium prices, gold prices and/or an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to the customer under the smelter agreement, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The fair value of the derivative liability relating to the 2011 long term debt issuance primarily relates to the value of palladium warrants and related conversion options. These derivative instruments are valued using a binomial model.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

13.	COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

14 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

(b)	Operating Leases and Other Purchase Obligations

As at June 30, 2012, the Company had outstanding operating lease commitments and other purchase obligations of $5,881 and $62,703, respectively (December 31, 2011 – $6,894 and $110,612, respectively) all of which had maturities of less than five years, with the exception of $64 of operating leases with a maturity greater than five years (December 31, 2011 - $193).

(c)	Letters of Credit

As at June 30, 2012, the Company had outstanding letters of credit of $16,518, consisting of $15,166 for various mine closure deposits and $1,352 for a regulated energy supplier (December 31, 2011 - $12,050 outstanding letter of credit, consisting of $10,552 for various mine closure deposits and $1,498 for a regulated energy supplier).

14.	REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2012
Three months ended June 30
Revenue – before pricing adjustments	$42,012	$26,935	$4,573	$4,551	$3,239	$2,596	$118
Pricing adjustments:
Commodities	(1,691)	(426)	(615)	(333)	(92)	(187)	(38)
Foreign exchange	244	(68)	105	124	46	32	5
Revenue – after pricing adjustments	$40,565	$26,441	$4,063	$4,342	$3,193	$2,441	$85
2011
Three months ended June 30
Revenue – before pricing adjustments	$52,339	$34,774	$4,545	$9,722	$1,826	$1,368	$104
Pricing adjustments:
Commodities	(2,064)	(1,713)	(327)	101	(115)	(3)	(7)
Foreign exchange	1,123	1,207	(38)	(25)	(15)	(5)	(1)
Revenue – after pricing adjustments	$51,398	$34,268	$4,180	$9,798	$1,696	$1,360	$96

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2012
Six months ended June 30
Revenue – before pricing adjustments	$85,701	$53,516	$8,612	$11,847	$6,447	$4,890	$389
Pricing adjustments:
Commodities	575	261	439	104	(259)	44	(14)
Foreign exchange	(1,129)	(936)	(72)	(48)	(40)	(33)	-
Revenue – after pricing adjustments	$85,147	$52,841	$8,979	$11,903	$6,148	$4,901	$375
2011
Six months ended June 30
Revenue – before pricing adjustments	$90,665	$58,505	$7,530	$18,316	$3,435	$2,353	$526
Pricing adjustments:
Commodities	(3,667)	(3,365)	(343)	173	(58)	(70)	(4)
Foreign exchange	1,114	1,624	(237)	(153)	(77)	(39)	(4)
Revenue – after pricing adjustments	$88,112	$56,764	$6,950	$18,336	$3,300	$2,244	$518

During 2012, the Company delivered all of its concentrate to two customers under the terms of the agreement (2011 – two customers).

15 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

During the second quarter of 2012, LDI signed a three-year contract for the smelting and refining of the mine’s concentrate with Vale Canada Limited, located in Sudbury, Ontario.

Although the Company sells its refined metals to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s metals.

15.	INTEREST AND OTHER COSTS (INCOME)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Interest expense and other costs
Interest on finance leases	$224	$39	$431	$87
Asset retirement obligation accretion	95	84	181	169
Accretion expense on long-term debt	952	-	1,430	-
Interest expense	25	44	308	150
	$1,296	$167	$2,350	$406
Interest income
Unrealized gain on palladium warrants	$(2,316)	$-	$(2,287)	$-
Gain on renouncement of flow-through expenditures	(263)	(948)	(263)	(1,295)
Interest income	(64)	(256)	(166)	(560)
	$(2,643)	$(1,204)	$(2,716)	$(1,855)
	$(1,347)	$(1,037)	$(366)	$(1,449)

16.	CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising in the ordinary course of business. The Company does not believe such matters are material and accordingly has not recorded any associated provisions within its consolidated financial statements at June 30, 2012.

17.	OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash provided by (used in):
Accounts receivable	$(5,188)	$(9,402)	$(11,446)	$437
Inventories and stockpiles	65	1,124	$1,001	4,863
Other assets	777	16	$5,079	2,397
Accounts payable and accrued liabilities	488	1,038	$3,222	(5,641)
Taxes payable (receivable)	856	(12)	$(328)	2,146
	$(3,002)	$(7,236)	$(2,472)	$4,202

16 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

18.	SEGMENT INFORMATON

The Company is Canadian based and is in the business of exploring and mining palladium, platinum, gold and certain base metals. Its operations are organized into three reportable segments: palladium operations include the LDI palladium mine and mill; gold operations include the Vezza gold mine and Sleeping Giant mine and mill; and corporate and other. The palladium and gold operations include activities related to exploration, evaluation and development, mining, and milling. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company’s revenue by significant product type is disclosed in Note 14. The Company’s segments are summarized in the following table.

As at and during the periods ended June 30, 2012 and December 31, 2011, segmented information is presented as follows:

	At June 30, 2012				At December 31, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Cash and cash equivalents	$9,266	$541	$14,079	$23,886	$1,456	$71	$49,408	$50,935
Accounts receivable	84,494	-	-	84,494	73,048	-	-	73,048
Inventories	13,340	5,886	-	19,226	12,342	7,704	-	20,046
Other current assets	3,987	6,604	515	11,106	5,558	9,033	1,266	15,857
Mining interests	277,671	61,500	132	339,303	211,505	44,433	221	256,159

Total assets	$388,758	$74,531	$14,726	$478,015	$303,909	$61,241	$50,895	$416,045
Accounts payable and accrued liabilities	$38,426	$7,142	$4,608	$50,176	$27,564	$12,184	$3,403	$43,151
Obligations under finance leases	15,789	182	-	15,971	4,314	218	–	4,532
Provisions	-	1,000	-	1,000	-	1,000	–	1,000
Asset Retirement Obligations	14,335	5,686	-	20,021	13,905	6,976	-	20,881
Other liabilities	2,649	4,996	17,875	25,520	2,648	4,264	4,875	11,787
Long-term debt	-	-	67,029	67,029	-	-	65,698	65,698

Total liabilities	$71,199	$19,006	$89,512	$179,717	$48,431	$24,642	$73,976	$147,049

17 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

	Three months ended June 30, 2012				Three months ended June 30, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Revenue – after pricing adjustments	$40,563	$2	$-	$40,565	$44,329	$7,069	$-	$51,398
Depreciation and amortization	4,861	26	44	4,931	2,594	2,300	46	4,940
Gold mine closure costs	-	274	-	274	-	-	-	-
Operating expenses	33,277	(285)	-	32,992	24,906	7,670	-	32,576
Income (loss) from mining operations	2,425	(13)	(44)	2,368	16,829	(2,901)	(46)	13,882
Other expenses
General and administration	73	(4)	3,088	3,157	106	(13)	2,968	3,061
Exploration	2,764	1,205	-	3,969	3,849	2,251	34	6,134
Other	377	36	(2,018)	(1,605)	38	7	(959)	(914)
Income (loss) before taxes	(789)	(1,250)	(1,114)	(3,153)	12,836	(5,146)	(2,089)	5,601
Income and mining tax (expense) recovery	-	100	-	100	(1)	(220)	-	(221)
Net income (loss) and comprehensive income (loss) for the period	$(789)	$(1,150)	$(1,114)	$(3,053)	$12,835	$(5,366)	$(2,089)	$5,380

	Six months ended June 30, 2012				Six months ended June 30, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Revenue – after pricing adjustments	$82,143	$3,004	$-	$85,147	$73,765	$14,347	$-	$88,112
Depreciation and amortization	8,608	170	89	8,867	4,349	4,662	94	9,105
Gold mine closure costs	-	1,351	-	1,351	-	-	-	-
Operating expenses	63,240	1,796	-	65,036	47,498	18,070	-	65,568
Income (loss) from mining operations	10,295	(313)	(89)	9,893	21,918	(8,385)	(94)	13,439
Other expenses
General and administration	200	22	6,264	6,486	156	41	6,343	6,540
Exploration	5,939	2,024	9	7,972	5,757	4,166	50	9,973
Other	711	45	(1,161)	(405)	(312)	80	(934)	(1,166)
Income (loss) before taxes	3,445	(2,404)	(5,201)	(4,160)	16,317	(12,672)	(5,553)	(1,908)
Income and mining tax (expense) recovery	-	179	-	179	(2,388)	(648)	3	(3,033)
Net income (loss) and comprehensive income (loss) for the period	$3,445	$(2,225)	$(5,201)	$(3,981)	$13,929	$(13,320)	$(5,550)	$(4,941)

	Three months ended June 30, 2012				Three months ended June 30, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Additions to mining interests	$32,072	$8,674	$-	$40,746	$31,450	$9,913	$-	$41,363

18 SECOND QUARTER REPORT 2012

North American Palladium Ltd.

	Six months ended June 30, 2012				Six months ended June 30, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Additions to mining interests	$69,282	$16,388	$-	$85,670	$64,190	$18,317	$-	$82,507

For additional discussion relating to reliance on customers, refer to accounts receivable in note 4 and revenue from metal sales in note 14.

19.	SUBSEQUENT EVENTS

Convertible Debentures

Subsequent to quarter end on July 31, 2012, the Company completed an agreement with a syndicate of underwriters to purchase 43,000 convertible unsecured subordinated debentures of the Company and each debenture is priced at $1,000, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The underwriters have been granted the option to purchase up to an additional 15% or $6.5 million any time up to August 31, 2012. The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

19 SECOND QUARTER REPORT 2012